02052498

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
7/31/02

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July , 2002
SEC File #0-24570

CENTRAL MINERA CORPORATION

Ste. 1040 – 885 West Georgia St., Vancouver, BC V6C 3E8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

This Form 6-K consists of:

Notice of Directors for Extraprovincial Company – British Columbia
Notice of Change of Attorney – British Columbia
Change in Head Office in the Province – British Columbia
Annual Report of Extraprovincial Company – British Columbia
Notice of Directors and Officers – Yukon
Annual Return – Yukon
Form 55-102F6 Insider Report – Kosick
Form 55-102F6 Insider Report - Cytrynbaum

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL MINERA CORPORATION

By:

Name: Michael Cytrynbaum

Title: President

Date: August 30, 2002

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 305 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D, E and F, enter the last name, first name, and any initials of each of the extraprovincial company's directors. Individual's names should be shown consistently throughout this document.
4. An individual who has ceased being a director cannot sign this form.
5. **Filing fee: $20.00**. Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
7. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF EXTRAPROVINCIAL COMPANY

CENTRAL MINERA CORP.

C DATE OF CHANGE
YYYY / MM / DD
2002/07/18

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
CYTRYNBAUM	MICHAEL

E Full names of directors who have **ceased**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
EILERS	ANNE C.

F Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	FULL ADDRESS (INCLUDE POSTAL/ZIP CODE)
KOSICK (DR.)	MURRAY F.	1837Knufsford Place, Victoria, BC V9N 6E3
SIEGRIST	REINHARD	In Der Rehweid, 2 CH 8907 Wettswil, Switzerland
CYTRYNBAUM	MICHAEL	#1040 - 885 West Georgia Street, Vancouver, BC V6C3E8

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2002/08/15

FIN 780/WEB Rev. 2001 / 12 / 6 (Not Prescribed)

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 305 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D, E and F, enter the last name, first name, and any initials of each of the extraprovincial company's directors. Individual's names should be shown consistently throughout this document.
4. An individual who has ceased being a director cannot sign this form.
5. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
7. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.
A-0048987

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF EXTRAPROVINCIAL COMPANY

CENTRAL MINERA CORP.

C DATE OF CHANGE
YYYY / MM / DD
2002/07/18

D Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
CYTRYNBAUM	MICHAEL

E Full names of directors who have **ceased:**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
EILERS	ANNA
MACQUARRIE	DOUGLAS R.

F Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	FULL ADDRESS (INCLUDE POSTAL/ZIP CODE)
Kosick (Dr.)	Murray F.	1837 Knufsford Place, Victoria BC V9N 6E3
Siegrist	Reinhard	In Der Rehweid, 2CH 8907 Wettswil Switzerland
Cytrynbaum	Michael	#1040 - 885 West Feorgia Street, Vancouver, BC V6C 3E8

G **CERTIFIED CORRECT –** I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2002/07/23

FIN 780/WEB Rev. 2001 / 12 / 6 (Not Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor - 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 305 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D, E and F, enter the last name, first name, and any initials of each of the extraprovincial company's directors. Individual's names should be shown consistently throughout this document.
4. An individual who has ceased being a director cannot sign this form.
5. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
7. Additional information and forms are available on the internet at: http://www.fin.gov.bc.ca/corppg/default.htm

B CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.

A-48987

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form *is* made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst Corporate and Personal Property Registries at (250) 356-6944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF EXTRAPROVINCIAL COMPANY

Central Minera Corp.

C DATE OF CHANGE

December 31, 2001

D Full names of new directors appointed:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

E Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
MacQuarrie	Douglas

F Full names and addresses of all the directors of the company as at the date of change listed above:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Eilers	Anne C.	4551 Piccadilly North, West Vancouver, BC V7W 1E1
Kosick	Murray F.	1837 Knufsford Place, Victoria, BC V8N 6E3
Siegrist	Reinhard	In der Rehweid 2, CH 8907 Wettswil, Switzerland

G CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED

Y	M	D
02	05	21

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF CHANGE OF ATTORNEY

Form 14
Section 304 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard.**
2. In Box A, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box F, enter the complete **physical address** of the attorney. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the attorney.
4. Provide the Registry with a **duplicate copy** of this form. Section 304 of the *Company Act* requires the Registry to send a copy of this form to the address of the previous attorney.
5. **Filing Fee $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
6. Additional information and forms are available on the Internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.

A-0048987

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF EXTRAPROVINCIAL COMPANY

CENTRAL MINERA CORP.

C FULL NAME OF ATTORNEY CEASING

LAST NAME	FIRST NAME	INITIALS – if any
PATON	RONALD	G.

D ADDRESS OF ATTORNEY CEASING

700 - 625 Howe Street
Vancouver, BC
V6C 2T6

PROVINCE	POSTAL CODE
B.C.	V6C 2T6

E FULL NAME OF ATTORNEY APPOINTED (For the purpose of part 10 of the *Company Act*) OR IF THE ATTORNEY IS A CORPORATION, THE FULL NAME OF THE CORPORATION

LAST NAME	FIRST NAME	INITIALS – if any
GETZ	LEON	

F ADDRESS OF ATTORNEY APPOINTED OR IF THE ATTORNEY IS A CORPORATION, THE REGISTERED OFFICE ADDRESS IN B.C. (Refer to Instruction No. 3)

1810 - 1111 West Georgia Street
Vancouver, BC

PROVINCE	POSTAL CODE
B.C.	V6C 2M3

G CONSENT OF ATTORNEY

I hereby give consent to act as the attorney of the above extraprovincial company.

SIGNATURE OF ATTORNEY OR AUTHORIZED SIGNING AUTHORITY IF ATTORNEY IS A CORPORATION

X

DATE SIGNED YYYY MM DD

H WITNESS

FULL NAME OF WITNESS

Ruth Nosworthy

ADDRESS OF WITNESS

1810 - 1111 West Gerogia Street
Vancouver BC V6E 4M3

SIGNATURE OF WITNESS

X

DATE SIGNED YYYY MM DD

I CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED YYYY MM DD

2002 07 23

Return two copies to the Corporate and Personal Property Registries.

FIN 784/WEB Rev. 2001 / 12 / 5 (Prescribed)

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: (250) 356-8626
Hours: 8:30 – 4:30 Monday to Friday

CHANGE OF HEAD OFFICE IN THE PROVINCE

Section 305 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard.**
2. In Box A, enter the number located at the top right hand corner of the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate. This number is assigned at the time of registration in British Columbia.
3. In Box B, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
4. In Box C, enter the complete **physical address.** You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the office.
5. Please provide the Registry with a **duplicate copy** of this form. Section 305(2) of the *Company Act* requires the Registry to send a copy of this form to the previous Head Office in the Province.
6. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.

A CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.
A-0048987

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

B FULL NAME OF EXTRAPROVINCIAL COMPANY
CENTRAL MINERA CORP.

C NEW HEAD OFFICE ADDRESS (Must be a complete physical address. Include postal code. Refer to instruction no. 4.)
GETZ PRINCE WELLS
Suite 18-10 1111 West Georgia Street
Vancouver

PROVINCE	POSTAL CODE
B.C.	V6E 4M3

D CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED YYYY	MM	DD
2002	07	23

FIN 773 Rev. 2002 / 4 / 25 (Not Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Office hours: 8:30 - 4:30
(Monday - Friday)

ANNUAL REPORT OF EXTRAPROVINCIAL COMPANIES

FORM 17

Section 335 ***COMPANY ACT***

INSTRUCTIONS:

1. Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D and E, enter the last name, first name, and any initials of each of the extraprovincial company's directors and officers. Individual's name should be shown consistently throughout this document.
4. Please file an annual report in this form within two months after the anniversary date of registration in the province as required by Section 358 of the *Company Act*.
5. The extraprovincial company must keep at its head office within British Columbia the records and documents required to be kept there by Section 333 of the *Company Act*.
6. Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.

B CERTIFICATE OF EXTRA-PROVINCIAL REGISTRATION NO.

A – 48987

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF EXTRAPROVINCIAL COMPANY

CENTRAL MINERA CORP.

C ANNIVERSARY DATE OF REGISTRATION IN B.C.

Y	M	D
2002	FEB	24

D Full names and addresses of all directors of the company

LAST NAME	FIRST NAME & INITIALS (if any)	FULL ADDRESS (include postal/zip code)
Eilers	Anne C.	4551 Piccadilly North West Vancouver, BC V7W 1E1
Kosick	Murray F.	1837 Knufsford Place Victoria, BC V8N 6E3
Siegrist	Reinhard	In der Rehweid 2 CH 8907 Wettswil, Switzerland

E Full names and addresses of all officers of the company

LAST NAME	FIRST NAME & INITIALS (if any)	OFFICE HELD	FULL ADDRESS (include postal/zip code)
Eilers	Anne C.	President	4551 Piccadilly North West Vancouver, BC V7W 1E1
Kosick	Murray F.	Corporate Secretary	1837 Knufsford Place Victoria, BC V8N 6E3

F Has the extraprovincial company filed at the Corporate Registry all the documents relating to an amendment of the company's charter? If No, please submit documents verified by a Notary or by the proper government authority in the company's home jurisdiction, with the filing fee. Please contact us for information on filing fees.

G Do all of the directors or officers of the company qualify under sections 114 or 133 of the *Company Act*? If No, attach particulars.

H Have all filings related to any changes to the following been filed with the Corporate Registry:
- Address of the head office within British Columbia?
- Address of the head office outside British Columbia?
- Name or address of attorney within British Columbia?

If No, attach appropriate change forms.

I CERTIFIED CORRECT - I have read this form and found it to be correct. Signature of current Director, Officer, or Company Solicitor

Y	M	D
02	05	21

YUKON BUSINESS CORPORATIONS ACT (YUKON)
(Sections 107, 114, and 290)
Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. Name of Corporation: **CENTRAL MINERA CORP.**

2. Corporate Access Number: 26969

3. Notice is given that on the 18th day of July, 2002, the following person(s) were appointed Director(s):

NAME	MAILING ADDRESS
Michael Cytrynbaum	#1040 – 885 West Georgia Street, Vancouver, BC V6C 3E8

4. Notice is given that on the 18th day of July, 2002, the following person(s) ceased to hold office as Director(s):

NAME	MAILING ADDRESS
Anne Eilers	Suite 420 – 171 West Esplanade, North Vancouver, BC V7M 3J9

5. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
Michael Cytrynbaum	President
Joan Jamieson	Corporate Secretary

6.

DATE	SIGNATURE	TITLE
August 15, 2002	[signature]	President

YUKON BUSINESS CORPORATIONS ACT (YUKON)
(Sections 107, 114, and 290)
Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. Name of Corporation:

   CENTRAL MINERA CORP.

2. Corporate Access Number:

   26969

3. Notice is given that on the ___ day of __________, _____, the following persons were appointed Directors of the Corporation:

NAME	MAILING ADDRESS
N/A	N/A

4. Notice is given that on the 31st day of December, 2001 the following persons ceased to hold office as Directors:

NAME	MAILING ADDRESS
Douglas R. MacQuarrie	5651 Holt Ave., Richmond, BC V7C 5C8

5. The Officers of the Corporation as of this date are:

NAME	OFFICE(S) HELD
Anne C. Eilers	President
Dr. Murray F. Kosick	Corporate Secretary

6.

DATE	SIGNATURE	TITLE
May 31/02	[signature]	President

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: CENTRAL MINERA CORP.

2. Corporate Access Number: 26969

3. Corporation's registered office address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

4. Corporation's mailing address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

5. This report contains information as at: February 1, 2002

6. Date of continuance: February 1, 1999

7. Names and addresses of the directors are:

   Anne C. Eilers
   Suite 420 – 171 West Esplanade
   North Vancouver, BC
   V7M 3J9

   Dr. Murray F. Kosick
   1837 Knufsford Place
   Victoria, BC
   V8N 6E3

   Reinhard Siegrist
   In der Rehweid 2 CH 8907
   Wettswill, Switzerland

8. Names, addresses and office held of the officers are:

   Anne C. Eilers
   Suite 420 – 171 West Esplanade
   North Vancouver, BC
   V7M 3J9
   President

   Dr. Murray F. Kosick
   1837 Knufsford Place
   Victoria, BC
   V8N 6E3
   Corporate Secretary

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors;
   (b) Registered Office Address;
   (c) The contrasting documents of the Corporation

CERTIFIED correct as at the 1st day of February, 2002.

Authorized Signatory

President
Title

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CENTRAL MINERA CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DD 04 MM 10 YY 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KOSICK

GIVEN NAMES: MURRAY

NO. 1837 STREET KNUTSFORD PLACE APT

CITY: VICTORIA

PROV: BRITISH COLUMBIA POSTAL CODE: V8N 6E3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 7933 EXT

BUSINESS FAX NUMBER: 604 - 685 - 8109

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A: DESIGNATION OF CLASS OF SECURITIES	B: BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C: TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D: PRESENT BALANCE OF CLASS OF SECURITIES HELD	E: DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F: IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	174,529								☐	174,529	2	MTA HOLDINGS
COMMON	173,072								☐	173,072	1	
COMMON	111,400								☐	111,400	2	RRSP
OPTION	100,000								☐	100,000	1	
DEBENTURES	0	18	07	02	11	25,000			☒	$25,000 US	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

$25,000 US debenture convertible May 31, 2003 into 250,000 Units, consisting of 1 share and 1 share purchase warrant per unit.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MURRAY F. KOSICK

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 18 MM 07 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

TOTAL P.01

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CENTRAL MINERA CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [4] [5]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 18 07 02

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CYTRYNBAUM

GIVEN NAMES: MICHAEL

NO.: 885 STREET: WEST GEORGIA STREET APT: 1040

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6C 3E8

BUSINESS TELEPHONE NUMBER: 604 - 669 - 1299

BUSINESS FAX NUMBER: 604 - 669 - 0131

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [✔] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common shares		28 06 02	97	809,090				809,090	3	J.T.Alexander & Assoc.
										Holding Corporation
Common shares		28 06 02	97	258,000				258,000	3	Terrence Alexander

ATTACHMENT [ ] YES [✔] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✔] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Control and direction of the shares was acquired by way of a Voting Agreement dated June 28th, 2002.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MICHAEL CYTRYNBAUM

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 30 07 2002